UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves additional payment of remuneration to shareholders

—

Rio de Janeiro, October 28, 2021 – Petróleo Brasileiro S.A – Petrobras informs that its Board of Directors, at a meeting held today, approved the payment of a new anticipation of remuneration to shareholders for fiscal year 2021, in the total gross amount of R$ 31.8 billion (about US$ 6 billion), equivalent to R$ 2.437865 per common and preferred share outstanding.

This payment added to the R$ 31.6 billion announced on August 4, 2021, totals R$ 63.4 billion (about US$ 12 billion) in anticipation to shareholders related to 2021 fiscal year.

The distribution considers Petrobras' expected results and cash generation for 2021, being compatible with the company's financial sustainability, without compromising its trajectory of debt reduction and liquidity, in line with the principles of the Dividend Policy.

The additional amount will be paid in December, together with the amount already approved on August 4, 2021, with record date on December 1st, 2021 and payment on December 15, 2021. Therefore, the total amount to be paid in December will be distributed as follow:

Amount to be paid in December: R$ 42.4 billion, equivalent to R$ 3.250487 gross value per common and preferred share outstanding, being: (a) R$ 10.6 billion, equivalent to R$ 0.812622 gross value per common and preferred share outstanding, approved on August 4, 2021; (b) R$ 31.8 billion, equivalent to R$ 2.437865 gross value per common and preferred share outstanding, approved on October 28,2021.

Record date: December 1st, 2021 for holders of Petrobras shares traded on B3, and December 3rd, 2021 for ADR holders. Petrobras shares will be traded ex-dividends on B3 and NYSE as of December 2nd, 2021.

Payment date: for holders of Petrobras shares traded on B3 payment will be made on December 15, 2021. ADR holders will receive the payment on December 22, 2021.

Form of distribution: Petrobras will declare and communicate the form of distribution (dividends and/or interest on equity) prior to the record date.

The amounts paid in advance to shareholders as dividends and/or interest on equity, readjusted by the Selic rate from the payment date until the end of the year, will be discounted from the mandatory minimum dividends, including the minimum dividend owed to preferred shares.

Petrobras' Dividend Policy can be accessed on the company's website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer